Item 77Q2 and Sub-Item 102P2 DWS
RREEF Real Estate Fund II, Inc.

Based on a review of reports filed by the Fund's directors and executive officers, the investment adviser, officers and directors of the investment adviser, affiliated persons of the investment adviser and beneficial holders of 10% or more of the Fund's outstanding stock, and written representations by the Reporting Persons that no year-end reports were required for such persons, all filings required by Section
16(a) of the Securities and Exchange Act of 1934 for the fiscal year ended December 31, 2008 were timely, except that Paul Antosca, the Fund's Assistant Treasurer, filed a Form
4 late. Mr. Antosca has since corrected his omission by making the required filing.